

February 9, 2021

Robert Zummo
Chief Executive Officer
Zummo Flight Technologies
8311 E. Via de Ventura, #2082
Scottsdale, AZ 85258

      Re: Zummo Flight Technologies
           Post-qualification Amendment No. 1 to Form 1-A
           Filed February 8, 2021
           File No. 024-11347

Dear Mr. Zummo:

      We have reviewed your amendment and do not have any comments.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Nicholas Antaki